SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

07.23.2026 RES 100/2026

CERTIFICATE

MINUTES OF THE ONE THOUSAND ONE HUNDRED AND SECOND MEETING OF THE BOARD OF DIRECTORS OF AXIA ENERGIA S.A.

NIRE 3330034676-7 / CNPJ No. 00001180/0001-26

It is hereby certified, for all due purposes, that the 1,102nd meeting of the Board of Directors of AXIA ENERGIA was held on July 23, 2026, pursuant to the call made by the Chairman of the Board of Directors, in accordance with the Company’s Bylaws. The proceedings were chaired by Director FELIPE VILLELA DIAS (FVD). Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS). Director and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) was absent with justification. Corporate Governance participant: Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTRUCTION: The supporting materials were made available to the Directors through the Governance Portal. CONVENING AND VOTING QUORUMS: The resolutions of this meeting must be taken in the presence of the majority of its members, and its resolutions are adopted by the majority of those present (article 31, caput, of the Bylaws), except in cases of qualified quorum (article 32 of the Bylaws). Convening quorum: ten members, in compliance with the minimum convening quorum of six members. Minimum quorum for the adoption of resolutions: six members, except in cases where there is an express record of a change in the quorum of those present at the time of the resolution. The prior declaration of a conflict of interest by a Director and/or his or her temporary absence result in his or her exclusion for purposes of computing the minimum quorum for resolutions.

➢	DEL-100/2026. Call of AXIA EGM | Merger of Wholly-Owned Subsidiaries (SPEs) (RES 343, of 07.15.2026). The Board of Directors of AXIA Energia S.A., in the exercise of its powers, pursuant to the proposal of the Executive Board, and with the favorable opinion of the People and Governance Committee and of the Audit and Risks Committee, RESOLVED:

1.	To approve the call of the Extraordinary General Meeting (“EGM”) of the Company, to be held on August 28, 2026, to resolve upon the matters set forth in the following agenda:

1.1.	Regarding the mergers of Juno Participações e Investimentos S.A. (“Juno”) and Tijoá Participações e Investimentos S.A. (“Tijoá Energia”):

a)   To ratify the appointment of Taticca Auditores e Consultores Ltda. (“Taticca”) as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of Juno (“Book Value Appraisal Report – Juno”) and the appraisal report on the book value of net equity of Tijoá Energia (“Book Value Appraisal Report – Tijoá Energia”);

b)   To approve the Book Value Appraisal Report – Juno;

c)    To approve the Book Value Appraisal Report – Tijoá Energia;

d)   To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of Juno, which sets forth the terms and conditions of the merger of Juno into AXIA Energia (“Merger – Juno” and “Protocol and Justification – Juno”, respectively);

07.23.2026 RES 100/2026

e)   To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of Tijoá Energia, which sets forth the terms and conditions of the merger of Tijoá Energia into AXIA Energia (“Merger – Tijoá Energia” and “Protocol and Justification – Tijoá Energia”, respectively);

f)     To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Juno, the Merger – Juno, pursuant to the Protocol and Justification – Juno;

g)   To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Tijoá Energia, the Merger – Tijoá Energia, pursuant to the Protocol and Justification – Tijoá Energia; and

h)   To authorize the Company’s management to take all actions necessary to implement the Merger – Juno and the Merger – Tijoá Energia.

1.2.    Regarding the merger of Retiro Baixo Energética S.A. (“Retiro Baixo”):

a)   To ratify the appointment of Apsis Consultoria e Avaliações Ltda. (“Apsis”) as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of Retiro Baixo (“Book Value Appraisal Report – Retiro Baixo”);

b)   To approve the Book Value Appraisal Report – Retiro Baixo;

c)    To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of Retiro Baixo, which sets forth the terms and conditions of the merger of Retiro Baixo into AXIA Energia (“Merger – Retiro Baixo” and “Protocol and Justification – Retiro Baixo”, respectively);

d)   To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Retiro Baixo, the Merger – Retiro Baixo, pursuant to the Protocol and Justification – Retiro Baixo; and

e)   To authorize the Company’s management to take all actions necessary to implement the Merger – Retiro Baixo.

1.3.	Regarding the merger of SPE Nova Era Janapu Transmissora S.A. (“NE Janapu”):

a)   To ratify the appointment of Apsis as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of NE Janapu (“Book Value Appraisal Report – NE Janapu”);

b)   To approve the Book Value Appraisal Report – NE Janapu;

07.23.2026 RES 100/2026

c)    To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of NE Janapu, which sets forth the terms and conditions of the merger of NE Janapu into AXIA Energia (“Merger – NE Janapu” and “Protocol and Justification – NE Janapu”, respectively);

d)   To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – NE Janapu, the Merger – NE Janapu, pursuant to the Protocol and Justification – NE Janapu; and

e)   To authorize the Company’s management to take all actions necessary to implement the Merger – NE Janapu.

Voting quorum: Unanimous, pursuant to the proposal of the Executive Board (RES 343, of July 15, 2026), the favorable opinion of the People and Governance Committee and of the Audit and Risks Committee being recorded.

Closing and drawing up of the certificate of the minutes: It is recorded that the material relating to the resolutions of this Board of Directors Meeting is filed at the Company’s head office. The proceedings having been closed, the Chairman instructed the Governance Secretary to draw up and sign this Certificate, after its reading and approval. The remaining resolutions were omitted because they concern exclusively internal matters, protected by the duty of confidentiality set forth in article 155 of the Brazilian Corporations Law, and do not fall within paragraph 1 of article 142 of the same Law. Present: Directors ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA.

Rio de Janeiro, July 23, 2026.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.